UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 17, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: June 17, 2009

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ANNOUNCES RESULTS FROM SPECIAL GENERAL MEETING

June 17, 2009, Vancouver, BC- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the results of voting from a Special Shareholders Meeting held today and called by Pala Investments Holdings Ltd (the "Dissident").

Approximately 74% of the Company's issued and outstanding shares were voted. A tabulation of the final results with actual votes cast is available on the Company's profile at www.sedar.com.

Over fifty-seven percent (57.33%) of the votes were cast against the removal of one or more of the current Board of Directors, so the current Board is retained. Approximately sixty-two percent (62.07%) of the votes cast were in favour of continuing the Shareholder Rights Plan and slightly over fifty-seven percent (57.14%) voted to direct Rockwell to not reimburse the Dissident of the meeting for its costs associated with the meeting.

On advice of counsel and because of its advisory nature, the Executive Directors agreed to remove the Fair Rights Offering from this meeting agenda. However, over fifty-seven percent (57.22%) did support the Fair Rights Offering (meaning a rights offering which does not require compromise of the Shareholders Rights Plan) proposal.

On behalf of the Executive Directors, David Copeland, Chairman commented "The Executive Directors are gratified by the voting support of Rockwell shareholders but we also recognize there is work yet to be done. We are committed to working to unite the Board in order to make management enhancements, ensure operational efficiency, deliver timely financial information, establish additional internal controls, and execute the rights offering plan to fund the Company with minimum dilution. We will make all necessary efforts to achieve these goals with our colleagues on the Rockwell Board."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

David Copeland
Chairman

No regulatory authority has approved or disapproved the information contained in this news release.